Exhibit 12

Parker-Hannifin Corporation
Computation of Ratio of Earnings to Fixed Charges
(In thousands, except ratios)

	Nine Months Ended
	March 31,				Fiscal Year Ended June 30,
	2017		2016		2016		2015		2014		2013		2012
EARNINGS
Income from continuing operations before income taxes and noncontrolling interests	$928,030		$778,522		$1,114,728		$1,432,240		$1,556,720		$1,311,001		$1,576,698
Adjustments:
Interest on indebtedness, exclusive of interest capitalized	106,516		101,137		133,004		115,077		79,845		88,668		89,888
Amortization of deferred loan costs	3,133		2,665		3,513		3,329		2,721		2,884		2,902
Portion of rents representative of interest factor	29,751		31,414		39,668		41,886		43,983		44,493		41,515
Loss (income) of equity investees	(29,969)		(16,666)		(25,648)		(23,204)		(11,141)		(247)		1,237
Distributed income of equity investees	30,087		21,995		36,616		31,723		1,661		—		—
Amortization of previously capitalized interest	102		119		152		179		190		193		196
Income as adjusted	$1,067,650		$919,186		$1,302,033		$1,601,230		$1,673,979		$1,446,992		$1,712,436
FIXED CHARGES
Interest on indebtedness, exclusive of interest capitalized	$106,516		$101,137		$133,004		$115,077		$79,845		$88,668		$89,888
Amortization of deferred loan costs	3,133		2,665		3,513		3,329		2,721		2,884		2,902
Portion of rents representative of interest factor	29,751		31,414		39,668		41,886		43,983		44,493		41,515
Fixed charges	$139,400		$135,216		$176,185		$160,292		$126,549		$136,045		$134,305

RATIO OF EARNINGS TO FIXED CHARGES	7.66	x	6.80	x	7.39	x	9.99	x	13.23	x	10.64	x	12.75	x